Exhibit (a)(1)(F)

This announcement is neither an offer to purchase nor a solicitation of an offer to sell Shares (as defined below). The Offer (as defined below) is made solely pursuant to the Offer to Purchase, dated October 10, 2017, and the related Letter of Transmittal, and any amendments or supplements to such Offer to Purchase or Letter of Transmittal. Purchaser (as defined below) is not aware of any jurisdiction in which the making of the Offer or the acceptance thereof would be prohibited by securities, “blue sky” or other valid laws of such jurisdiction. If Purchaser becomes aware of any U.S. state in which the making of the Offer or the acceptance of Shares pursuant thereto would not be in compliance with an administrative or judicial action taken pursuant to a U.S. state statute, Purchaser will make a good faith effort to comply with any such law. If, after such good faith effort, Purchaser cannot comply with any such law, the Offer will not be made to (nor will tenders be accepted from or on behalf of) the holders of Shares in such state. In any jurisdictions where applicable laws require the Offer to be made by a licensed broker or dealer, the Offer will be deemed to be made on behalf of Purchaser by one or more registered brokers or dealers licensed under the laws of such jurisdiction to be designated by Purchaser.

Notice of Offer to Purchase

All Outstanding Shares of Common Stock

of

Dimension Therapeutics, Inc.

at

$6.00 Net Per Share in Cash

by

Mystic River Merger Sub Inc.

a wholly-owned subsidiary of

Ultragenyx Pharmaceutical Inc.

Mystic River Merger Sub Inc., a Delaware corporation (“Purchaser”), is offering to purchase all outstanding shares of common stock, par value $0.0001 per share (“Shares”), of Dimension Therapeutics, Inc., a Delaware corporation (“Dimension”), at a price per Share of $6.00, net to the holder in cash, without interest (the “Offer Price”) upon the terms and subject to the conditions described in the Offer to Purchase, dated October 10, 2017 (together with any amendments or supplements thereto, the “Offer to Purchase”), and in the related Letter of Transmittal (together with any amendments or supplements thereto, the “Letter of Transmittal” and, together with the Offer to Purchase, the “Offer”). The Offer is being made for all outstanding Shares and not for options to purchase Shares or other equity awards. Purchaser is a direct wholly-owned subsidiary of Ultragenyx Pharmaceutical Inc., a Delaware corporation (“Ultragenyx”).

The Offer is being made in connection with the Agreement and Plan of Merger, dated as of October 2, 2017 (together with any amendments or supplements thereto, the “Merger Agreement”), by and among Dimension, Ultragenyx and Purchaser, pursuant to which, after the completion of the Offer and the satisfaction or waiver of certain conditions, Purchaser will be merged with and into Dimension, and Dimension will be the surviving corporation and a direct wholly-owned subsidiary of Ultragenyx (such merger, the “Merger”). At the effective time of the Merger, each Share issued and then outstanding (other than (i) Shares held by Dimension, Parent or Purchaser (other than Shares held in trust accounts, managed accounts and the like, or otherwise held in a fiduciary or agency capacity, that are beneficially owned by third parties) and (ii) Shares held by stockholders who have properly exercised and perfected their respective demands for appraisal of such Shares in the time and manner provided in Section 262 of the General Corporation Law of the State of Delaware (the “DGCL”) and, as of the effective time of the Merger, have neither effectively withdrawn nor lost their rights to such appraisal and payment under the DGCL) will be cancelled and converted automatically into the right to receive the Offer Price, subject to the required holding of taxes. As a result of the Merger, Dimension will cease to be a publicly-traded company and will become wholly-owned by Ultragenyx. Under no circumstances will interest be paid on the purchase price for Shares, regardless of any extension of the Offer or any delay in making payment for Shares. The parties to the Merger Agreement have agreed that, upon the terms and subject to the conditions specified in the Merger Agreement, the Merger will become effective as soon as practicable after the consummation of the Offer, without a vote of Dimension’s stockholders to adopt the Merger Agreement, in accordance with Section 251(h) of the DGCL. Accordingly, if the Offer is consummated, Purchaser does not anticipate seeking the approval of Dimension’s remaining public stockholders before effecting the Merger. The Merger Agreement is more fully described in the Offer to Purchase.

Tendering stockholders who have Shares registered in their names and who tender directly to American Stock Transfer & Trust Company, LLC (the “Depositary”) will not be obligated to pay brokerage fees or commissions or, except as set forth in the Letter of Transmittal, transfer taxes on the purchase of Shares by Purchaser pursuant to the Offer. Stockholders who hold their Shares through a broker or bank should consult with such institution as to whether it charges any service fees or commissions.

THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT ONE MINUTE AFTER 11:59 P.M., EASTERN TIME, ON NOVEMBER 6, 2017 (SUCH DATE, OR ANY SUBSEQUENT DATE TO WHICH THE EXPIRATION OF THE OFFER IS EXTENDED, THE “EXPIRATION DATE”), UNLESS THE OFFER IS EXTENDED OR EARLIER TERMINATED.

The Offer is conditioned upon, among other things, (a) the Merger Agreement not having been terminated in accordance with its terms (the “Termination Condition”) and (b) the satisfaction of:

(i)	the Minimum Tender Condition (as described below);

(ii)	the HSR Condition (as described below); and

(iii)	the Governmental Impediment Condition (as described below).

The Offer is not subject to a financing condition. The Minimum Tender Condition requires that the number of Shares validly tendered and not validly withdrawn, together with any Shares then beneficially owned by Ultragenyx and its affiliates, represents one Share more than 50% of the sum of (i) the total number of Shares outstanding at the time of the expiration of the Offer, plus (ii) the total number of Shares that Dimension would be required to issue upon conversion, settlement, exchange or exercise of all options, warrants, rights or securities outstanding at the time of the expiration of the Offer that are then convertible, exchangeable or exercisable into Shares (whether then outstanding or for which the conversion, settlement, exchange or exercise date has already occurred, but in any event without duplication). The HSR Condition requires that any applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”), and other applicable antitrust laws, shall have expired or otherwise been terminated. Under the Merger Agreement, Ultragenyx and Dimension have each agreed to file a Premerger Notification and Report Form under the HSR Act with the Federal Trade Commission (the “FTC”) and the Antitrust Division of the U.S. Department of Justice (the “Antitrust Division”) in connection with the purchase of Shares in the Offer and the Merger. The Offer may not be consummated until the expiration of a fifteen (15) day waiting period following the filing, unless the waiting period is earlier terminated by the FTC and the Antitrust Division. If the fifteen (15) day waiting period expires on a Saturday, Sunday, or legal public holiday, the waiting period is automatically extended to the end of the next day that is not a Saturday, Sunday, or legal public holiday. If within the fifteen (15) day waiting period either the FTC or the Antitrust Division issues a request for additional information and documentary material, the waiting period with respect to the Offer would be extended until ten (10) days following the date of substantial compliance by Ultragenyx with that request, unless the FTC or the Antitrust Division terminates the additional waiting period before its expiration. The Governmental Impediment Condition requires that there be no law or order in effect that precludes, restrains, enjoins or prohibits the consummation of the Offer or the Merger. The Offer is also subject to other conditions as described in the Offer to Purchase (collectively, the “Offer Conditions”). See Section 13—“Conditions of the Offer” of the Offer to Purchase.

After careful consideration, the Dimension board of directors has, subject to the terms and upon the conditions set forth in the Merger Agreement, unanimously: (i) determined that it is in the best interests of Dimension and the stockholders of Dimension to enter into the Merger Agreement, providing for, among other things, the Offer and the Merger, (ii) approved and declared advisable the Merger Agreement, the Offer, the Merger and the other transactions contemplated thereby in accordance with the DGCL, (iii) resolved to recommend that the stockholders of Dimension accept the Offer and tender their Shares to Purchaser pursuant to the Offer and (iv) resolved that the Merger shall be effected under Section 251(h) of the DGCL.

The Merger Agreement contains provisions to govern the circumstances in which Purchaser may or is required to extend the Offer and in which Ultragenyx may be or is required to cause Purchaser to extend the Offer. Specifically, the Merger Agreement provides that (i) Purchaser may extend the Offer if, as of the then-scheduled Expiration Date, any Offer Condition is not satisfied and has not been waived by Purchaser or Ultragenyx, to the extent waivable by either of them, for additional periods of up to ten (10) business days per extension to permit such Offer Condition to be satisfied; (ii) Purchaser shall (and Ultragenyx shall cause Purchaser to) extend the Offer from time to time (A) for any period required by any legal requirement, any interpretation or position of the United States Securities and Exchange Commission or its staff or The NASDAQ Global Select Market applicable to the Offer and (B) for periods of up to ten (10) business days per extension, until any waiting period (and any extension thereof) applicable to the consummation of the Offer under the HSR Act and any foreign antitrust or competition-related law, shall have expired or been terminated; and (iii) if, as of the then-scheduled Expiration Date, any Offer Condition is not satisfied and has not been waived, at the request of Dimension, Purchaser shall (and Ultragenyx shall cause Purchaser to) extend the Offer on one or more occasions for an additional period of up to ten (10) business days per extension, to permit such Offer Condition to be satisfied. Notwithstanding the foregoing, in no event will Purchaser be required to extend the Offer beyond April 9, 2018 (such date, the “End Date”) or the earlier termination of the Merger Agreement, and in no event will Purchaser be permitted to extend the Offer beyond the End Date or the earlier termination of the Merger Agreement without Dimension’s prior written consent.

The purpose of the Offer and the Merger is for Ultragenyx, through Purchaser, to acquire control of, and the entire equity interest in, Dimension. Following the consummation of the Offer, subject to the satisfaction or waiver of the conditions set forth in the Merger Agreement, Ultragenyx and Purchaser intend to effect the Merger. No appraisal rights are available to holders of Shares in connection with the Offer. However, if the Merger is consummated, a stockholder of Dimension that has not tendered its Shares in the Offer will have rights under Section 262 of the DGCL to dissent from the Merger and demand appraisal of, and obtain payment in cash for the “fair value” of, that stockholder’s Shares.

On the terms and subject to the conditions of the Merger Agreement and the applicable rules and regulations of the SEC, Purchaser expressly reserves the right to (a) increase the Offer Price, (b) waive any Offer Condition and (c) make any other changes in the terms and conditions of the Offer not inconsistent with the terms of the Merger Agreement. However, without the consent of Dimension, Ultragenyx and Purchaser are not permitted to (1) decrease the Offer Price, (2) change the form of consideration payable in the Offer, (3) decrease the maximum number of Shares sought to be purchased in the Offer, (4) impose conditions or requirements to the Offer in addition to the Offer Conditions, (5) amend, modify or waive the Minimum Tender Condition, the Termination Condition, the HSR Condition or the Governmental Impediment Condition, (6) otherwise amend or modify any of the other terms of the Offer in a manner that adversely affects any holder of Shares in its capacity as such, (7) terminate the Offer or accelerate, extend or otherwise change the Expiration Date except as provided in the Merger Agreement, (8) provide any “subsequent offering period” (or any extension thereof) within the meaning of applicable SEC rules and regulations, or (9) take any action (or fail to take any action) that would result in the Merger not being permitted to be effected pursuant to Section 251(h) of the DGCL.

Any extension, waiver or amendment of the Offer or termination of the Offer will be followed, as promptly as practicable, by public announcement thereof, such announcement in the case of an extension to be issued no later than 9:00 a.m., Eastern Time, on the next business day after the previously scheduled Expiration Date.

For purposes of the Offer, Purchaser will be deemed to have accepted for payment, and thereby purchased, Shares validly tendered, and not properly withdrawn, prior to the expiration of the Offer if and when Purchaser gives oral or written notice to the Depositary of Purchaser’s acceptance for payment of such Shares pursuant to the Offer. Upon the terms and subject to the conditions of the Offer, payment for Shares accepted for payment pursuant to the Offer will be made by deposit of the aggregate Offer Price for such Shares with the Depositary, which will act as paying agent for the tendering stockholders for the purpose of receiving payments from Purchaser and transmitting such payments to the tendering stockholders.

In all cases, payment for Shares tendered and accepted for payment pursuant to the Offer will be made only after timely receipt by the Depositary of (a) certificates for such Shares (“Share Certificates”) or timely confirmation of the book-entry transfer of such Shares (“Book-entry Confirmations”) into the Depositary’s account at The Depository Trust Company (“DTC”) pursuant to the procedures set forth in the Offer to Purchase, (b) a Letter of Transmittal, properly completed and duly executed, with any required signature guarantees (or, in the case of a book-entry transfer, an Agent’s Message (as defined in the Offer to Purchase) in lieu of the Letter of Transmittal) and (c) any other documents required by the Letter of Transmittal. Accordingly, tendering stockholders may be paid by the Depositary at different times depending upon when Share Certificates or Book-entry Confirmations with respect to Shares are actually received by the Depositary.

Shares tendered pursuant to the Offer may be withdrawn at any time prior to the expiration of the Offer and, unless theretofore accepted for payment by Purchaser pursuant to the Offer, may also be withdrawn at any time after December 9, 2017, which is the 60th day after the date of the commencement of the Offer.

For a withdrawal of Shares to be effective, a written or facsimile transmission notice of withdrawal must be timely received by the Depositary at one of its addresses set forth on the back cover of the Offer to Purchase. Any notice of withdrawal must specify the name of the person having tendered the Shares to be withdrawn, the number of Shares to be withdrawn and the name of the record holder of the Shares to be withdrawn, if different from that of the person who tendered such Shares. The signature(s) on the notice of withdrawal must be guaranteed by an Eligible Institution (as defined in the Offer to Purchase), unless such Shares have been tendered for the account of any Eligible Institution. If Shares have been tendered pursuant to the procedures for book-entry transfer as set forth in the Offer to Purchase, any notice of withdrawal must specify the name and number of the account at DTC to be credited with the withdrawn Shares and must otherwise comply with DTC’s procedures. If certificates representing the Shares to be withdrawn have been delivered or otherwise identified to the Depositary, the name of the registered holder and the serial numbers shown on such certificates must also be furnished to the Depositary prior to the physical release of such certificates.

All questions as to the form and validity (including time of receipt) of any notice of withdrawal will be determined by Purchaser, in its sole discretion, which determination will be final and binding, subject to the rights of the tendering holders of Shares to challenge Purchaser’s determination in a court of competent jurisdiction. No withdrawal of tendered Shares will be deemed to have been properly made until all defects and irregularities have been cured or waived. None of Ultragenyx, Purchaser or any of their respective affiliates or assigns, the Depositary, the Information Agent (listed below), or any other person will be under any duty to give notification of any defects or irregularities in any notice of withdrawal or incur any liability for failure to give such notification. Withdrawals of tendered Shares may not be rescinded, and any Shares properly withdrawn will be deemed not to have been validly tendered for purposes of the Offer. However, withdrawn Shares may be retendered by following one of the procedures for tendering Shares described in the Offer to Purchase at any time prior to the expiration of the Offer.

The information required to be disclosed by paragraph (d)(1) of Rule 14d-6 under the Securities and Exchange Act of 1934, as amended, is contained in the Offer to Purchase and is incorporated herein by reference.

Dimension has provided Purchaser with Dimension’s stockholder list and securities position listings for the purpose of disseminating to the holders of Shares information regarding the Offer. The Offer to Purchase and related Letter of Transmittal will be mailed to record holders of Shares whose names appear on Dimension’s stockholder list and will be furnished to brokers, dealers, commercial banks, trust companies and similar persons whose names, or the names of whose nominees, appear on the stockholder list or, if applicable, who are listed as participants in a clearing agency’s security position listing for subsequent transmittal to beneficial owners of Shares.

The receipt of the Offer Price for Shares in the Offer or as consideration for Shares in the Merger will be a taxable transaction for U.S. federal income tax purposes. Stockholders should consult with their tax advisors as to the particular tax consequences of the Offer and the Merger to them. For a more complete description of the principal U.S. federal income tax consequences of the Offer and the Merger, see the Offer to Purchase.

The Offer to Purchase, the related Letter of Transmittal and Dimension’s Solicitation/Recommendation Statement on Schedule 14D-9 (which contains the recommendation of the Dimension board of directors and the reasons therefor) contain important information and should be read carefully and in their entirety before any decision is made with respect to the Offer.

Questions and requests for assistance may be directed to the Information Agent at the address and telephone numbers set forth below. Requests for copies of the Offer to Purchase and the related Letter of Transmittal, the notice of guaranteed delivery and other tender offer materials may be directed to the Information Agent or to brokers, dealers, commercial banks or trust companies. Such copies will be furnished promptly at Purchaser’s expense. Except as set forth in the Offer to Purchase, neither Purchaser nor Ultragenyx will pay any fees or commissions to any broker or dealer or any other person for soliciting tenders of Shares pursuant to the Offer.

The Information Agent for the Offer is:

D.F. King & Co., Inc.

48 Wall Street

New York, New York 10005

Banks and Brokers Call: (212) 269-5550

All Others Call: (800) 283-9185

Email: dmtx@dfking.com

October 10, 2017